FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      x           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____     No     x

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The press release for announced 2006 final results of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on April 2, 2007.

For Immediate Release

China Netcom Announces 2006 Annual Results

Solid Progress in Strategic Transformation, Significant Increase in Free Cash Flow

•	Consolidated net profit rose to RMB10,554 million(1)
•	Free cash flow rose 19.9%(2)
•	Number of broadband subscribers increased by 31.4% to 15.08 million
•	The Board has recommended a final dividend of HK$ 0.553 per share, up 18.7%
•	CAPEX guidance for 2007 decreases significantly by 20.7%

(1) Including discontinued operations. All figures in this document exclude upfront connection fees of RMB2,406 million unless otherwise stated.

(2) Net cash flow from operating activities of continuing operations net of capital expenditure.

Hong Kong, April 2, 2007 –China Netcom Group Corporation (Hong Kong) Limited (“China Netcom” or “the Company”) (HKSE: 0906; NYSE: CN), the leading broadband and telecommunications company in China, today announced its annual results for 20061. For the year ended December 31 2006, the Company’s consolidated revenue was RMB85,495 million, of which RMB84,515 million was attributable to continuing operations, representing a year-over-year increase of 2.5%. Consolidated net profit was RMB10,554 million. Basic earnings per share were RMB1.95. The Board of Directors has recommended a final dividend of HK$ 0.553 per share for 2006, up 18.7% from the previous year.

“In 2006, while broadband businesses in China grew rapidly, increasing numbers of fixed-line telephone subscribers and volumes of voice traffic migrated to mobile service. The extent of mobile substitution that is currently happening in China is one of the largest among the major telecommunications markets in the world as there is no genuine full-service provider in China.” said Chairman Zhang Chunjiang when commenting on the Company’s 2006 annual results.

“In this context, in order to grow, we must innovate. Thus, the Company has set a long-term strategic goal of transforming itself from a traditional voice-centric telecommunications service provider to a broadband communications and multi-media service provider,” Mr Zhang added.

Sustained Rapid Development of High-growth Businesses

_________________________

1 Financial statements are prepared in accordance with generally accepted accounting principles in Hong Kong.

“We made significant progress in 2006 towards our goal of becoming a broadband communications and multi-media service provider, against the backdrop of escalating challenge from intensifying mobile substitution. Our continuing high-growth businesses experienced revenue increase of 31.6% from last year, up 5.8 percentage points from last year, reaching 26% of the total revenue, laying a solid foundation for our strategic transformation,” said Chief Executive Officer Zuo Xunsheng.

By the end of 2006, the total number of the Company’s broadband subscribers reached15.0 million, representing a year-on-year increase of 31.4%. In March 2006, the Company established China Netcom Group Broadband Online Limited Corporation, a wholly-owned subsidiary dedicated to broadband content and applications, and then launched “CNC MAX”, the first all-video website in China. In July 2006, the Company was approved to provide IPTV services in five cities in addition to Harbin, Heilongjiang Province. In cooperation with local government, the Company launched IPTV-based integrated information services in rural areas of Henan Province. This cooperative model was recognised by relevant governmental departments. In 2006, the Company’s broadband strategy, which includes broadband access and content as well as IPTV services, was strengthened and enhanced to embrace multi-dimensional delivery. The Company has begun to see substantial growth in its broadband business, and is now moving into new parts of the broadband and Internet value chain.

Challenges Faced by Traditional Fixed-line Businesses

2006 was an unusual year for monolithic telecommunications operations in China which solely operate fixed-line networks. The acceleration of mobile substitution created severe imbalances in the competitive landscape. Our traditional fixed-line business was facing acute challenges.

By the end of 2006, the number of local telephone subscribers amounted to114.934 million, down 0.3% from the end of 2005, reporting a decline for the first time in the Company’s corporate history. Of the subscribers, 27.334 million were PHS subscribers, the same level as in 2005.

The Company’s strategic response to the acceleration of mobile substitution was to leverage off its extensive network resources and the multi-business nature of its business portfolio to develop bundled and converged services.

The Company believes that with the completion of the upgrade of its local fixed network to embrace intelligent functionalities and the implementation of initiatives to retain its traditional fixed-line business through bundled services, it will be able to mitigate effects of mobile substitution in 2007 and to defend its dominant market position in the traditional fixed-line market of the northern service region.

Olympics-driven Strategic Transformation

Core to the Company’s Olympics strategy is to make the 2008 Beijing Olympics a “Digital Olympics” and a “Broadband Olympics” while bringing breakthroughs in high-growth operations and significantly upgrading its organizational management standards.

The Company has long maintained an open mind towards strategic cooperation with the world’s leading telecommunications operators. It believes that such cooperation will help to bring about innovations in technology, products and management know-how, constituting elements conducive to enhancing its management standards and core competences, In 2006 the Company deepened its cooperation with Telefonica in the areas of strategy, innovation, budgeting and operations. This exercise was instrumental in helping the Company strengthen its management, especially its capital expenditure (CAPEX) management.

Steady Management Innovation and Reasonable Resource Allocation

In 2006 the Company continued to tighten controls over capital expenditure and resource allocation in an effort to improve its free cash flow and efficient utilization of capital.

With the support of the Board of Directors and its strategic partner Telefonica, the Company increased its efforts on due diligence of CAPEX items and prioritized them strategically in order to better control costs. As a result of strengthened management over capital expenditure, CAPEX from continuing operations for 2006 was RMB26,474 million, representing 2.8% declined from 2005, RMB826 million lower than the budgetary guidance outlined by management at the beginning of the year. Benefiting from revenue growth, cost control and effective capital expenditure management, the Company’s free cash flow from continuing operations grew by a robust 19.9% to RMB7,476 million.

The Company will continue to focus on CAPEX controls in 2007 to achieve a higher CAPEX utilization rate. For 2007, the estimated CAPEX is RMB21 billion, representing a decrease of 20.7% from 2006. The Company anticipates that the CAPEX to revenue ratio will continue to decrease significantly.

Prospects

In 2007, the Company will utilize bundled and convergence services to lessen the effects of the decline in its traditional fixed-line telephone business. It will take full advantage of the forthcoming Olympic Games to increase the penetration of broadband service and make new breakthroughs in high-growth businesses such as broadband access, broadband content and applications as well as ICT services. It will promote innovation in such areas as tariff, services, branding, and organization to adapt to changes in the market. It will prepare itself for mobile services and will accelerate network convergence, with a view to providing its customers with multi-dimensional services.

“As information technology develops fast and the telecommunications industry rapidly shifts focus towards broadband, mobility, IP and convergence, our business philosophy is one of ‘Innovation and Development’. Through innovation in technologies, services and management, we will strive to establish our engines of sustainable development to get ourselves well-prepared to seize future growth opportunities and to support the pursuit of our strategic goal of becoming a broadband communications and multimedia services provider,” concluded Chairman Zhang.

- End-

About China Netcom:

China Netcom is a leading fixed-line telecommunications operator in China Its service regions in China consist of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Heilongjiang Province, Jilin Province, Neimenggu Autonomous Region and Shanxi Province. In these service regions, the Company is a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services.

For investor and media inquires, please contact:

Mr. Wang Hongwei

China Netcom Group Corporation (Hong Kong) Limited

Tel: (86-10) 6625-8709

Fax: (86-10) 6625-9544

E-mail: ir@china-netcom.com

Mr. Peter Chan

Christensen

Tel: (852) 2117 0861

Fax: (852) 2117 0869

E-mail: pchan@ChristensenIR.com

Disclaimer

This press release includes "forward-looking statements". All statements, other than statements of historical facts, that address activities, events or developments that China Netcom expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. China Netcom's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties, including but not limited to the level of demand for telecommunications services; competitive forces in more liberalized markets; the effects of tariff reduction initiatives; changes in the regulatory policies and other risks and factors beyond China Netcom's control. In addition, China Netcom makes the forward-looking statements referred to herein as of today and undertakes no obligation to update these statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: April 4, 2007